[Letterhead of Carlton Fields, P.A.]

October 30, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn:  Mr. Tom Jones

Re:	Imaging Diagnostic Systems, Inc. Preliminary Proxy Statement on Schedule 14A, Amendment No. 1 Filed October 23, 2008 File No.: 0-26028

Dear Mr. Jones:

In connection with the filing of the above-captioned Preliminary Proxy Statement on Schedule 14A, Amendment No. 1, on behalf of Imaging Diagnostic Systems, Inc. (the “Company”), we are responding to your comments set forth in your letter dated October 28, 2008, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today, along with our Amendment no. 2 to the Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 8

1.
We note your response to prior comment 1.  Disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Whalehaven Capital Fund Limited.

We have expanded Footnote No. 7 to include language that states that Michael Finkelstein and Eric Weisblum have shared voting and investment control over Whalehaven Capital Fund Limited.

Proposal 1 – Election of Directors, page 10

2.	We note your response to prior comment 2. Identify the outside funding sources that requested the resignations as a condition of funding.

The resignations were requested by Charlton Avenue LLC (“Charlton”).  Navigator Management, Ltd. is the director of and has sole voting and investment control over Charlton Avenue LLC.  Arlene DeCastro and Gayle Lettsome are Directors of Navigator and control Navigator’s voting on behalf of Charlton.  Upon the resignations of the independent directors, Charlton provided the Company with a new Sixth Private Equity Credit Agreement for up to $15 million.

We have added disclosure regarding Charlton’s role in the resignations to the first paragraph of Proposal 1:

Proposal 2 – Increase in the Number of Authorized Shares of Common Stock, page 22

3.	Update this section to be consistent with the disclosure on page 8 of this filing, which states that 374,264,685 shares were outstanding on October 23, 2008.

We have added language to clarify that 369,415,791 shares were outstanding as of the record date on September 24, 2008, and expanded the section to include the 374,264,685 shares which were outstanding on October 29, 2008 (the most recent practicable date).

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely

/s/ Robert B. Macaulay

Robert B. Macaulay